Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 6E DATED DECEMBER 17, 2010

TO THE PROSPECTUS DATED APRIL 29, 2010

This Supplement No. 6E supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 4 dated July 23, 2010, Supplement No. 5 dated August 16, 2010, Supplement No. 6 dated September 23, 2010, Supplement No. 6B dated November 4, 2010, Supplement No. 6C dated November 17, 2010, and Supplement No. 6D dated December 2, 2010.  Unless otherwise defined in this Supplement No. 6E, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose, among other things, the following:

•                  operating information, including the status of our public offering, portfolio data, distribution information, selected financial data, share redemption information and compensation to our advisor and its affiliates;

•                  a change to the suitability standards applicable to investors in Tennessee; and

•                  our appointment of a new Chief Financial Officer and Principal Accounting Officer.

OPERATING INFORMATION

Status of Offering

We commenced this initial public offering of shares of our common stock on January 21, 2008. As of November 12, 2010, we had accepted investors’ subscriptions for and issued approximately 20.9 million shares of our common stock pursuant to our primary offering resulting in aggregate gross proceeds of approximately $208.6 million. As of November 12, 2010, approximately 79.1 million shares of our common stock remain available for sale in our primary offering, and approximately 24 million shares of our common stock remain available for issuance under our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

On September 13, 2010, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering.  Pursuant to the registration statement, we propose to register 50,000,000 shares of our common stock at a price of $10.00 per share in our primary offering, with discounts available to investors who purchase more than 50,000 shares and to other categories of purchasers.  We will also register 25,000,000 shares of common stock pursuant to our distribution reinvestment plan at $9.50 per share.  We expect to commence our follow-on offering during the third quarter of 2011.  We intend to cease offering shares of common stock in this offering upon the earlier of July 3, 2011 or the date the registration statement relating to our proposed follow-on offering is declared effective by the Securities and Exchange Commission.

Real Estate and Real Estate-Related Investment Portfolio

Real Property Portfolio

As of September 30, 2010, we consolidated five real property investments.  In addition, we have a noncontrolling, unconsolidated ownership interest in one real property investment that we account for using the equity method.  All of our real property ownership interests have been acquired from third parties unaffiliated with us or our advisor.  The following is a summary of our consolidated real property investments as of September 30, 2010:

Property Name	Location	Property Type	Date Acquired	Ownership Interest(1)	Contract Purchase Price(2)		Approximate Rentable Space or Number of Units and Total Square Feet of Units	Approximate Annualized Base Rent or Average Effective Monthly Rent Per Unit(3)		Average Remaining Lease Term in Years	Approximate % Leased
1875 Lawrence	Denver, Colorado	Office Building	10/28/08	100%	$34,500,000		185,000 sq. ft.	$3,086,000		2.8	72.5%
Palms of Monterrey(4)	Fort Myers, Florida	Multifamily	5/10/10	90%	$25,400,000	(4)	408 units and 518,000 sq. ft.	$1,053		N/A	95.0%
Holstenplatz	Hamburg, Germany	Office Building	6/30/10	100%	$12,500,000	(5)	80,000 sq. ft.	$988,000	(6)	4.9	81.2%
Archibald Business Center	Ontario, California	Office and Industrial Warehouse	8/27/10	80%	$9,500,000		231,000 sq. ft.	$805,425		0.75	100%
Parrot’s Landing	North Lauderdale, Florida	Multifamily	9/17/10	90%	$42,000,000		560 units and 519,000 sq. ft.	$964		N/A	91.0%

(1)                    Properties in which we do not own 100% of the ownership interests were acquired through joint ventures with unaffiliated third parties.  In each of our joint venture arrangements, our joint venture partner may manage the property subject to our approval of all major decisions.  In addition, our joint venture partners generally receive a promote after the joint venture members have received a preferred return.

(2)                    Contract purchase price excludes closing costs.  We have funded the contract purchase price for our real property investments based on our ownership interest in the property.

(3)                    Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases.

(4)                    Prior to May 10, 2010, our investment was in the promissory note secured by a first lien mortgage on Palms of Monterrey that we purchased in default on October 2, 2009.  We initiated foreclosure proceedings against the borrower and acquired a fee simple interest in Palms of Monterrey upon completion of the proceedings.  The contract purchase price of the property is the purchase price for the promissory note we acquired in default.

(5)                    The contract purchase price for Holstenplatz was €10.25 million.  The contract purchase price provided in the table is based upon a spot foreign exchange rate of $1.22 per Euro as of June 30, 2010, the date of acquisition.

(6)                    The annualized base rent for Holstenplatz was €809,598 as of September 30, 2010.  The annualized base rent provided in the table is based upon a spot foreign exchange rate of $1.36 per Euro as of September 30, 2010.

We believe that our real estate properties are suitable for their intended purpose and adequately covered by insurance.  We do not intend to make significant renovations or improvements to our properties.  Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

In addition to the properties summarized above, we have a noncontrolling unconsolidated ownership interest in a two building industrial warehouse complex with an aggregate 1.4 million square feet of rentable space located in San Bernardino, California (“El Cajon Distribution Center”) that we account for using the equity method.  We paid $3.7 million, exclusive of closing costs, for our equity interest in the property.

Real Estate-Related Investment Portfolio

As of September 30, 2010, we owned one real estate loan receivable acquired through a transaction with a third party unaffiliated with us or our advisor.  The following is a summary of our real estate-related investment portfolio as of September 30, 2010 (dollars in thousands):

Loan Name/ Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Payment Type	Outstanding Principal Balance	Purchase Price	Contractual Interest Rate	Maturity Date	Carrying Amount
PAL Junior Loan/U.S. Army Installations Nationwide	8/14/09	Army Lodging	Second Mortgage	(1)	$25,000	Origination	18%	9/1/16	$25,211

(1)         Interest only monthly payments calculated at the rate of 10% per annum (the “Minimum Monthly Payment”) from October 1, 2009 through September 1, 2011.  Minimum Monthly Payments, and accrued and unpaid interest to the extent of available cash flow from October 1, 2011 and ending on September 1, 2013. Minimum Monthly Payments, and accrued and unpaid interest and principal to the extent of available cash flow from October 1, 2013 and ending on August 1, 2016 with any remaining principal amount and accrued and unpaid interest due and payable upon maturity.

Debt Obligations

The following is a summary of our outstanding debt obligations as of September 30, 2010:

Property and Related Loan	Outstanding Principal Balance (in millions)		Interest Rate	Loan Type	Maturity Date(1)	% of Total Indebtedness
1875 Lawrence Mortgage Loan(2)	$19.0	(3)	LIBOR + 2.5% (4)	Monthly interest only payments through December 31, 2010, followed by principal and interest payments with principal calculated using an amortization term of 25 years.	12/31/2012	24%
Palms of Monterrey Mortgage Loan(5)	$19.7		LIBOR + 3.35%(6)	Monthly interest only payments through July 1, 2012, followed by principal and interest payments with principal calculated using an amortization term of 30 years.	7/1/2017	25%
Holstenplatz Mortgage Loan	$10.8	(7)	3.887%	Monthly principal payments of $18,713(8) plus accrued interest	4/30/2015	14%
Parrot’s Landing Mortgage Loan(9)	$29.6		4.23%	Monthly principal and interest payments of $145,159.87	10/1/2017	37%

(1)

Represents the initial maturity date or the maturity date as extended as of September 30, 2010; subject to certain conditions, the maturity dates of certain loans may be extended beyond the dates shown.

(2)

We have unconditionally guaranteed payment of the mortgage loan for an amount not to exceed the lesser of (a) $11.75 million and (b) 50% of the total amount advanced under the loan agreement if the aggregate amount advanced is less than $23.5 million. The loan is subject to a prepayment penalty during 2010.

(3)	The outstanding principal balance is part of a $23.5 million loan agreement.
(4)	The interest rate has a floor of 6.25%.
(5)

We have guaranteed payment of the mortgage loan in the event of certain “bad boy” acts.  The loan is subject to a sliding prepayment premium based on the period of time for which the debt has been outstanding if prepaid prior to April 1, 2017.

(6)	The interest rate has a ceiling of 7%.
(7)

The outstanding principal balance is part of a €8.25 million ($10.1 million) loan agreement, of which the initial advance of €7.95 ($9.7 million) was used to fund acquisition and acquisition-related costs of Holstenplatz.  The remaining €0.3 million ($0.4 million) not funded at closing is available for future leasing costs and tenant improvements.  The preceding U.S. Dollar amounts are provided based upon a spot foreign exchange rate of $1.22 per Euro as of June 30, 2010, the date of origination of the loan.  U.S. Dollar amounts in the table have been updated based upon a spot foreign exchange rate of $1.36 per Euro at September 30, 2010.

(8)

Monthly principal payments of €13,750 ($18,713) plus accrued interest.  U.S. Dollar amounts in the preceding sentence and in the table are provided based upon a spot foreign exchange rate of $1.36 per Euro at September 30, 2010.

(9)	The loan is subject to a prepayment premium if prepaid prior to July 1, 2017.

Significant Tenants and Lease Expirations

As of September 30, 2010, our office and industrial properties consisted of approximately 496,000 rentable square feet. None of our tenants represented more than 10% of our rentable square feet or annualized base rental income.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after September 30, 2010 over each of the years ending December 31, 2010 and thereafter for our consolidated office buildings, 1875 Lawrence and Holstenplatz, and our consolidated office/industrial warehouse, Archibald Business Center. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approximate Total Area of Expiring Leases (Sq. Ft.)	Annualized Base Rent of Expiring Leases (1) ($ in thousands)	% of Annualized Base Rent Represented by Expiring Leases
2010	2	10,803	$131	2.6%
2011	9	287,114	$1,652	33.0%
2012	4	30,935	$709	14.1%
2013	5	31,049	$778	15.5%
2014	7	22,440	$537	10.7%
2015	2	9,242	$198	4.0%
Thereafter	9	52,501	$1,006	20.1%

(1)          Annualized Base Rent represents contractual base rental income on a US GAAP straight line adjustment basis from the time of our acquisition, without consideration of tenant contraction or termination rights.  Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

Distributions

Distributions for the Four Quarters Ended September 30, 2010

Cash amounts distributed to stockholders during the four quarters ended September 30, 2010 were $2.4 million.  Distributions funded through the issuance of shares under our distribution reinvestment plan during the four quarters ended September 30, 2010 were $5.8 million.  For the four quarters ended September 30, 2010, cash flow used in operating activities was $0.9 million.  For the four quarters ended September 30, 2010, all cash amounts distributed to stockholders were funded from proceeds from this offering.

The following are the distributions paid and declared and our cash flow provided by (used in) operations for the four quarters ended September 30, 2010 (dollars in thousands except per share amounts):

	Distributions Paid			Cash Flow Provided by (Used in)	Total Distributions	Declared Distribution
	Cash	Reinvested	Total	Operations	Declared	per Share
2010
Third Quarter	$794	$1,736	$2,530	$(1,130)	$2,587	$0.126
Second Quarter	677	1,553	2,230	(1,933)	2,323	0.125
First Quarter	531	1,333	1,864	1,170	1,967	0.123
2009
Fourth Quarter	440	1,150	1,590	1,016	1,703	0.126
	$2,442	$5,772	$8,214	$(877)	$8,580	$0.50

Distributions declared per share assume the share was issued and outstanding each day during the period and is based on a declared daily distribution of $0.0013699 per share per day.  Each day during the four quarters ended September 30, 2010 was a record date for distributions.

Operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies.

Distributions Declared for the Fourth Quarter of 2010 and the First Quarter of 2011

On September 29, 2010, our board of directors authorized distributions payable to the stockholders of record each day for October 1, 2010 through December 31, 2010.  On December 15, 2010, our board of directors authorized distributions payable to the stockholders of record each day for January 1, 2011 through March 31, 2011.  Distributions payable to each stockholder of record are paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0013699 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.

Share Redemptions

During the nine months ended September 30, 2010, we redeemed 130,063 shares of common stock for approximately $1.2 million ($9.14 per share).  During the year ended December 31, 2009, we redeemed 82,096 shares of common stock for approximately $0.7 million ($9.08 per share).  We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program.  We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2010, both incorporated by reference into the prospectus (in thousands, except per share amounts).

	As of September 30,	As of December 31,
	2010	2009	2008	2007
Balance Sheet Information:
Total assets	$262,220	$144,937	$86,343	$203

Long-term debt obligations	$79,039	$18,500	$18,500	$—
Other liabilities	7,056	3,838	9,021	54
Stockholders’ equity	176,125	122,599	58,822	149

Total liabilities and stockholders’ equity	$262,220	$144,937	$86,343	$203

	Nine Months Ended September 30,		Year Ended December 31,		From Inception (January 9, 2007) Through December 31,
	2010	2009	2009	2008	2007
Operating Information:
Revenues	$9,957	$4,389	$6,375	$913	$—

Operating Expenses:
Property operating expenses	2,016	931	1,381	302	—
Real estate taxes	663	419	646	77	—
Property management fees	196	132	172	34	—
Total operating expenses	2,875	1,482	2,199	413	—

Non-Operating Expenses:
Depreciation and amortization	3,235	1,860	2,422	399	—
General and administrative expenses	1,562	1,190	1,545	652	54
Acquisition expense	4,581	—	—	—	—
Asset management fees	683	275	457	61	—
Interest expense	1,399	980	1,309	—	—
Total non-operating expenses	11,460	4,305	5,733	1,112	54

Interest income, net	437	374	484	363	2
Gain on sale of investment	152	—
Bargain purchase gain	5,492	—	—	—	—
Other expense	(133)	—	—	—	—

Income (loss) before equity in losses of unconsolidated joint venture	1,570	(1,024)	(1,073)	(249)	(52)
Equity in losses of unconsolidated joint venture	(151)	—	(2)	—	—
Net income (loss)	1,419	(1,024)	(1,075)	(249)	(52)
Add: Net income (loss) attributable to the noncontrolling interest	(388)	—	9	—	—
Net income (loss) attributable to common shareholders	$1,031	$(1,024)	$(1,066)	$(249)	$(52)

Net income (loss) per share attributable to common shareholders basic and diluted	$0.06	$(0.11)	$(0.10)	$(0.09)	$(2.30)
Distributions declared per share	$0.374	$0.295	$0.42	$0.23	$—
Comprehensive income (loss)
Net income (loss)	$1,419	$(1,024)	—	—	—
Other comprehensive loss:
Foreign currency translation gain	373	—	—	—	—
Total other comprehensive income	373	—	—	—	—
Comprehensive income (loss) attributable to common shareholders	$1,792	$(1,024)	—	—	—

	Nine Months Ended September 30,		Year Ended December 31,		From Inception (January 9, 2007) Through December 31,
	2010	2009	2009	2008	2007
Cash Flow Information:
Cash provided by (used in) operating activities	$(1,893)	$(701)	$315	$(95)	$2
Cash used in investing activities	$(84,492)	$(36,696)	$(40,630)	$(35,056)	$—
Cash provided by financing activities	$111,045	$42,118	$60,449	$82,323	$201

Compensation to Our Advisor and Its Affiliates

Behringer Harvard Opportunity Advisors II, Behringer Securities, and their affiliates receive compensation and fees for services relating to this offering and managing our assets.  Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates for the nine months ended September 30, 2010 and the year ended December 31, 2009:

Approximate Amounts Paid or Reimbursed
Type of Compensation	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Selling Commissions(1)	$4.2 million	$4.9 million
Dealer Manager Fee(2)	$1.5 million	$1.8 million
Reimbursement of Other Organization and Offering Expenses(3)	$1.0 million(4)	$4.6 million(5)
Acquisition and Advisory Fees	$2.0 million	$0.9 million
Acquisition Expense Reimbursements	$0.2 million	$90,000
Debt Financing Fee	$0.6 million	—
Property Management or Oversight Fees	$0.2 million	$0.1 million
Asset Management Fee	$0.7 million	$0.5 million
Operating Expenses	$0.7 million	$0.5 million

(1)	Behringer Securities reallows 100% of selling commissions earned to participating broker-dealers.
(2)	Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to participating broker-dealers.
(3)

On October 2, 2009, our advisor waived our obligation to pay $3.5 million of organization and offering expenses (other than selling commissions and the dealer manager fee) it incurred on our behalf through December 31, 2008. We will reimburse our advisor for other organization and offering expenses it incurs on our behalf until an aggregate of $7.5 million of such expenses have been reimbursed to our advisor. Thereafter, we will not reimburse any such organization and offering expenses until the completion of this primary offering. Upon completion of this primary offering we will reimburse our advisor for any additional other organization and offering expenses incurred up to 1.5% of the gross proceeds from the completed primary offering; provided however, we will not be required to reimburse our advisor any additional amounts and our advisor will be required to reimburse us to the extent that the total amount spent by us on other organization and offering expenses exceeds 1.5% of the gross proceeds from the completed primary offering.

(4)	As of September 30, 2010, approximately $0.8 million remained payable. We reimbursed the $0.8 million to Behringer Harvard Opportunity Advisors II in October 2010.
(5)	As of December 31, 2009, approximately $0.4 million remained payable.

PROSPECTUS UPDATES

Suitability Standards

Tennessee Suitability Standards

Tennessee has established special suitability requirements for investors in our offering that are more stringent than the general suitability standards described in the prospectus. In addition to the general suitability requirements, investors in Tennessee must also have a liquid net worth of at least 10 times their investment in us.

Management

Executive Officers and Directors

The following information supplements, supersedes, and replaces, as necessary the information contained in the “Management — Executive Officers and Directors” section of the prospectus:

Our board of directors appointed Kymberlyn Janney as our Chief Financial Officer and Treasurer effective as of November 22, 2010.  In connection with Ms. Janney’s appointment, Gary S. Bresky resigned as our Chief Financial Officer and Treasurer effective as of November 22, 2010.  Mr. Bresky will remain as our Executive Vice President; however, his resignation will allow him more time to focus on his responsibilities as Chief Financial Officer of our sponsor, and other Behringer Harvard initiatives.  In addition, as of November 22, 2010, Ms. Janney will serve as our principal accounting officer following Bryan A. Sinclair’s departure as our principal accounting officer on November 22, 2010.

In addition to serving as our Chief Financial Officer and Treasurer, as of November 23, 2010, Ms. Janney is also Chief Financial Officer and Treasurer of Behringer Harvard Opportunity REIT I, Inc. (“Opportunity REIT I”), another Behringer Harvard sponsored program.  She has served as the Senior Vice President — Financial Administration of our advisor and Opportunity REIT I’s advisor since July 2010.  Ms. Janney has over 25 years of experience in commercial real estate related accounting and financial activities, including over 20 years of management-level experience.  Prior to joining Behringer Harvard, from October 2009 until July 2010, Ms. Janney served as a consultant for Meridian Realty Advisors, a full service real estate management and advisory company focused on senior living and healthcare related real estate investment opportunities.  From February 2007 to September 2009, Ms. Janney was Executive Vice President and Chief Financial Officer for Direct Development, where she was responsible for accounting and reporting systems, internal controls and policies and procedures for the commercial retail development company, brokerage company and related project entities.  From October 2004 to January 2007, Ms. Janney was Managing Director and Chief Financial Officer of Hawkeye Partners, LP, a start-up real estate private equity fund.  From December 1994 to October 2004, Ms. Janney was with the Hampstead Group, a privately held real estate investment company, where she served as Controller from 1994 to 1999 and as Chief Financial Officer from 2000 to 2004.  Ms. Janney received a Bachelor of Business Administration degree from Baylor University.  Ms. Janney is a Certified Public Accountant in the State of Texas.  Ms. Janney is 48 years old.

The Advisory Management Agreement

The following information supplements the information contained in the “Management — The Advisory Management Agreement” section of the prospectus:

On December 15, 2010, we renewed the Second Amended and Restated Advisory Management Agreement between us and our advisor. The renewed agreement is effective as of January 4, 2011 for a term of one year; however, either party may terminate the agreement without cause or penalty upon providing 60 days’ written notice. The terms of the Second Amended and Restated Advisory Management Agreement remain unchanged.